UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of March, 2024

Commission File Number: 001-41174

RELIEF THERAPEUTICS Holding SA

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Switzerland

(Jurisdiction of incorporation or organization)

Avenue de Sécheron 15

1202 Geneva

Switzerland

Tel: +41 22 545 11 16

(Address of principal executive offices)

Indicate by check mark if the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒                  Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)     ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 22, 2024, RELIEF THERAPEUTICS Holding SA (“Relief”) issued a press release announcing that it has granted an exclusive license to Eton Pharmaceuticals, Inc (“Eton”). for the commercialization of the GOLIKE® family of products in the United States. Under the terms of the agreement, Relief will receive an upfront payment of $2.2 million and could also receive up to $2.0 million in additional commercial milestones, consisting of one-time $500,000 payments when net sales in a year reach $4 million, $8 million, $15 million and $20 million. Relief will also receive a royalty of 30% of net sales, which will include the cost of the product.

As part of the transaction, Eton also received U.S. rights to Relief’s GOLIKE® medical formulas line extensions under development for the management of the metabolic conditions tyrosinemia and homocystinuria, which are expected to launch in 2025 and 2026, respectively. Relief also granted to Eton a right to its GOLIKE® medical formulas line extension under development for the management of the metabolic conditions tyrosinemia and homocystinuria, which are expected to launch in 2025 and 2026, respectively, as well as the right of first negotiation for its RLF-OD032 development candidate. RLF-OD032 is an innovative drug product candidate under development for the treatment of PKU and is expected to be filed with the FDA in the second half of 2025 as a 505(b)(2) New Drug Application. Relief will continue to own GOLIKE® rights outside the United States.

The press release is attached to this Form 6-K as Exhibit 99.1 and is incorporated herein by reference.

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Press Release dated March 22, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RELIEF THERAPEUTICS Holding SA

By: /s/ Jeremy Meinen

Jeremy Meinen

Chief Financial Officer

Dated: March 27, 2024